Exhibit (a)(1)(I)

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFERING DOCUMENTS.

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form, and please return the completed and signed Election Form to the Stock Plan Administrator at the Company via facsimile at (208) 763-3798 or e-mail at optionexchange@nighthawkrad.net before 9:00 p.m., Pacific Time, on April 1414, 2009, unless the Offer is extended.

You may withdraw this election by submitting a new properly completed and signed Election Form prior to the expiration date which will be 9:00 p.m., Pacific Time, on April 14, 2009, unless we extend the Offer.

By electing to exchange my Eligible Options, I understand and agree to all of the following:

1. I hereby agree to exchange my Eligible Options for restricted stock units or, if applicable, cash as indicated on the Election Form in accordance with the terms of the Offer as set forth in the Offer to Exchange, dated March 17, 2009, of which I hereby acknowledge receipt. Each Eligible Option indicated on the Election Form will be cancelled on April 14, 2009 or, if the Offer is extended, on the extended expiration date. A restricted stock unit will be granted or, if applicable, a cash payment will be made to me on April 15, 2009 in accordance with the terms of the Offer or, if the Offer is extended, on the first business day following the expiration of the Offer.

2. The Offer is currently set to expire at 9:00 p.m. Pacific Time on April 14, 2009, unless NightHawk, in its discretion, extends the period of time during which the Offer will remain open.

3. If I cease to be employed by NightHawk or its subsidiaries before NightHawk grants me restricted stock units or, if applicable, makes the cash payment in exchange for my Eligible Options, I will not receive any restricted stock units or cash payment, as applicable. Instead, I will keep my current Eligible Options, and they will expire in accordance with their terms.

4. Until April 14, 2009, I will have the right to amend the elections that I have made with respect to some or all of my Eligible Options that I elected to exchange. However, after that date I will have no ability to amend my election unless the Offer is extended. The last properly submitted election prior to the expiration of the Offer shall be binding. Until the Offer period closes on April 14, 2009, I may withdraw my tendered Eligible Options at any time prior to NightHawk’s acceptance of such options for exchange pursuant to the Offer.

5. The tender of some or all of my Eligible Options will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by NightHawk of my Eligible Options for exchange pursuant to the Offer will constitute a binding agreement between NightHawk and me upon the terms and subject to the conditions of the Offer.

6. I am the registered holder of the Eligible Options tendered hereby, and my name and other information appearing on the Election Form are true and correct.

7. I am not required to tender some or all of my Eligible Options pursuant to the Offer.

8. NightHawk and/or any independent firms hired with respect to the Offer cannot give me legal, tax or investment advice with respect to the Offer, and I have been advised to consult with my own legal, tax and investment advisors as to the consequences of participating or not participating in the Offer.

9. Under certain circumstances set forth in the Offer to Exchange, NightHawk may terminate or amend the Offer and postpone its acceptance of the Eligible Options I have elected to exchange. Should the Eligible Options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.

10. I understand that, if I do not clearly mark the box electing to exchange each of my Eligible Options on the Election Form, such Eligible Options will not be exchanged.

I understand that neither NightHawk nor the Board of Directors of NightHawk is making any recommendation as to whether I should accept or refrain from accepting the Offer, and that I must make my own decision whether to tender my Eligible Options, taking into account my own personal circumstances and preferences. I understand that past and current market prices of NightHawk common stock may provide little or no basis for predicting what the market price of NightHawk common stock will be when NightHawk grants me restricted stock units or cash, as the case may be, in exchange for my tendered Eligible Options or at any other time in the future.

Please read the Offer to Exchange; the Instructions; the Election Form; and the Agreement to Terms of Election.